VS TRUST

2000 PGA Boulevard, Suite 4440

Palm Beach Gardens, FL. 33408

(866) 261-0273

February 10, 2022

CORRESPONDENCE FILING VIA EDGAR

Mr. Nolan McWilliams

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VS Trust
Registration Statement Filed on Form S-1
(File No. 333-248430) Acceleration Request Requested Date: February 15, 2022 Requested Time: 4:00 P.M. Eastern Time

Dear Mr. McWilliams:

On behalf of VS Trust (the “Registrant”), in accordance with Rule 461 under the Securities Act of 1933, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Tuesday, February 15, 2022. The Registrant hereby authorizes Barry I. Pershkow, of Chapman and Cutler LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Pershkow at (202) 478-6492.

Sincerely yours, /s/ Justin Young Justin Young Principal Executive Officer

cc:	Barry Pershkow, Chapman and Cutler LLP
Morrison Warren, Chapman and Cutler LLP Stuart Barton, Volatility Shares LLC Chang Kim, Volatility Shares LLC